Press Release
[Graphic omitted] Ahold
                                                        Royal Ahold
CORRECTED PRESS RELEASE                                 Corporate Communications

                                                 Date:  November 26, 2003
                                 For more information:  +31 75 659 57 20


Ahold announces results for first three quarters of 2003

This press release contains information that is more detailed than in prior quarterly releases. The Company does not intend to provide information to this level of detail in its future quarterly releases in 2004.

In certain instances, results presented in this press release exclude the impact of fluctuations in currency exchange rates used in the translation of Ahold's foreign subsidiaries' financial statements into Euros, in order to provide a better insight into the operating performance of foreign subsidiaries. In addition, in certain instances, operating income for Ahold's business segments presented in this press release excludes the impact of the impairment and amortization of goodwill and exceptional losses. Operating income before impairment and amortization of goodwill and exceptional losses is a non-GAAP financial measure. A reconciliation of this non-GAAP financial measure to the Dutch GAAP measure of operating income, as well as management's explanation for the use of this measure, are set forth in Annex B.

Highlights for the first three quarters of 2003:
o Net sales amounted to Euro 43.3 billion, a decrease of 10.5% compared to the same period last year, or an increase of 3.3% excluding foreign currency translation impact
o Operating income before impairment and amortization of goodwill and exceptional losses amounted to Euro 857 million, a decrease of 53.4% compared to the same period last year, or a decrease of 45.5% excluding foreign currency translation impact
o Net loss amounted to Euro 42 million (net income of Euro 17 million last year), including exceptional non-cash losses of Euro 110 million
o Net cash from operating activities totaled Euro 873 million compared to Euro 1,692 million in the same period last year


                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
http://www.ahold.com                              Fax:   +31 (0)75 659 8302

                                                                            1/19

Zaandam, The Netherlands, November 26, 2003 - Ahold today published its results for the first three quarters of 2003. Commenting on the results, Hannu Ryopponen, CFO, said: "The results for the third quarter of 2003 reflected the trends of the first half-year as published on November 7, 2003 with some slippage of operating income in our U.S. retail operations and an increase in operating losses at U.S. Foodservice. Non-recurring items have negatively affected results both at our U.S. retail operations and in U.S. Foodservice. Operating income in Europe declined primarily due to a decrease at Albert Heijn."

Ahold 2003 Third Quarter and First Three Quarters Results



-----------------------------------------------------------------------------------------------------------------------------------

                                             3rd Quarter                    First three quarters

x 1 million Euro                        2003    Change           2002     2003     Change        2002
                                                  in %      (restated)              in %   (restated)

Net sales                             13,045      (7.1%)      14,045    43,329      (10.5%)    48,390

Operating income before impairment
and amortization of goodwill and
exceptional losses                       180     (65.8%)         526       857      (53.4%)     1,839

As % of net sales                       1.4%                    3.7%      2.0%                   3.8%

Operating income                          29     (93.7%)         460       616      (47.3%)     1,169

Net income (loss)                       (102)   (164.2%)         159       (42)    (347.1%)        17

Net income (loss) after preferred
dividends                               (110)   (173.3%)         150       (71)    (491.7%)       (12)

Net income (loss) after preferred
dividends per common share (x 1 Euro)  (0.12)   (173.2%)        0.16     (0.08)    (450.5%)     (0.01)

Net cash from operating activities       195     (48.1%)         376       873      (48.4%)     1,692


Net sales
The 10.5% decrease in net sales was largely attributable to lower currency exchange rates against the Euro, particularly for the U.S. Dollar. The average U.S. Dollar to Euro exchange rate decreased approximately 16.7% in the first three quarters of 2003 compared to the same period last year. Net sales excluding currency impact increased by 3.3% mainly due to a 3.2% increase in net sales in the U.S. retail trade operations, a 1.3% increase in the Europe retail trade operations and a 1.2% increase at U.S. Foodservice.

     In addition, net sales in the first three quarters of 2003 were:

     o favorably impacted by the full period consolidation in Ahold's consolidated financial statements of Disco and Santa Isabel in South America, which began to be consolidated in the second and third quarters of 2002, respectively;

     o favorably impacted by the acquisition of Lady Baltimore and Allen Foods in September and December 2002, respectively, which, together with the consolidation of Disco and Santa Isabel discussed above, contributed approximately 1.2% of the 3.3% net sales growth; and

     o marginally negatively impacted by the divestments of Jamin and De Tuinen in The Netherlands in the second quarter of 2003 and of the Company's Chilean, Malaysian, Indonesian and Paraguayan operations and De Walvis in The Netherlands in the third quarter of 2003.

Operating Income
The 47.3% decrease in operating income was primarily caused by weaker operating performance in all business segments, the weakening of the U.S. Dollar against the Euro and higher audit, legal and consultancy fees. In addition, as discussed below, exceptional losses of Euro 110 million were recorded in the third quarter of 2003 related to the divestment of a number of foreign subsidiaries, principally Ahold's Chilean activities. Operating income in the same period last year was negatively impacted by an exceptional loss of Euro 372 million in the first three quarters of 2002. The exceptional loss was caused by the default by Velox Retail Holdings (VRH), Ahold's former joint venture partner, on bank debt that Ahold had guaranteed.

Operating income before impairment and amortization of goodwill and exceptional losses in 2003 decreased by 53.4% compared to the same period last year. Excluding currency impact, operating income before impairment and amortization of goodwill and exceptional losses would have decreased by 45.5% in the first three quarters of 2003 compared to the same period last year. As mentioned above, this decrease was primarily caused by a weaker operating performance across all business segments, as well as higher audit, legal and consultancy fees.

Goodwill Amortization
Goodwill amortization in the first three quarters of 2003 amounted to Euro 131 million, a decrease of 35.1% compared to the same period last year. This decrease was primarily due to lower goodwill balances at year-end 2002 resulting from the goodwill impairment charges of Euro 1,281 million recorded in fiscal 2002 of which Euro 1,185 million were recognized in the fourth quarter of fiscal 2002 and to the lower average currency exchange rate of the U.S. Dollar against the Euro.

Goodwill Impairment
No goodwill impairment charges were recorded in the first three quarters of 2003 compared to Euro 96 million in the same period last year. The goodwill impairment charge recorded in the first three quarters of 2002 mainly related to the purchase of the remaining shares in DAIH in July and August 2002.

Exceptional Losses
Exceptional losses of Euro 110 million were recorded in the third quarter of 2003 related to the divestment of foreign subsidiaries, principally Ahold's Chilean activities. Of these exceptional losses, Euro 70 million related to the recognition of accumulated foreign currency translation adjustments in the statement of operations and Euro 36 million to the reversal of goodwill, both of which had previously been charged to shareholders' equity. These exceptional losses were non-cash and had no impact on the overall level of shareholders' equity. Exchange rate differences related to the translation of the financial results of foreign subsidiaries are recorded directly in shareholders' equity.

When these exchange rate differences are realized upon the sale or liquidation of the underlying foreign subsidiary, the cumulative foreign currency translation adjustments are recognized in the statement of operations. Also, under Dutch GAAP, goodwill previously deducted directly from shareholders' equity upon acquisition has to be reclassified pro-rata to the statement of operations if sold within six years of the initial acquisition.

 Net Financial Expense

                                                  3rd Quarter                     First three quarters

  x 1 million Euro                         2003     Change           2002     2003      Change         2002
                                                     in %      (restated)                in %    (restated)
  Net interest expense                    (221)     (0.5%)       (220)        (754)      (4.1)     (724)
  Gain (loss) on foreign exchange           (4)                   (14)          16                  (85)
  Other financial income and expense         2                     (1)          (3)                  (1)
                                         ------                ---------     -------             --------
  Net financial expense                   (223)      5.1%         (235)       (741)       8.5%     (810)

Net interest expense increased by 4.1% due to an increase in banking fees and interest expenses related to the credit facility signed on March 3, 2003, new debt assumed or incurred in connection with acquisitions in the course of 2002 and an increase in cash dividends paid in 2002. This increase in banking fees and interest expenses was partly offset by a favorable currency impact, especially relating to the U.S. Dollar against the Euro. Net interest expense excluding currency impact increased by 18.8%.

The increase in banking fees and interest expenses was due in part to the higher applicable borrowing rate for the 2003 credit facility compared with the previous credit facility. The applicable borrowing rate under the 2003 credit facility as of the end of the third quarter of 2003 was LIBOR (or EURIBOR on Euro borrowings) plus 3.25%. The applicable borrowing rate under the previous credit facility as of year-end 2002 was LIBOR (or EURIBOR on Euro borrowings) plus a margin of 0.35% to 0.40%, depending upon the amount of debt drawn under the facility.

Ahold's level of borrowing and letters of credit under its 2003 credit facility have increased compared to the level under the previous credit facility. Ahold also has incurred significant fees under the 2003 credit facility and in connection with the extension and amendment of its accounts receivable securitization programs. Ahold's borrowings under the 2003 credit facility as of the end of the third quarter of 2003 were USD 750 million and Euro 600 million, plus USD 353 million of issued letters of credit that bore a fee of 3.25% of the stated amount. Its borrowings under the previous credit facility as of year-end 2002 were USD 80 million, plus USD 150 million of issued letters of credit with a fee of 0.40%.

The gain on foreign exchange in the first three quarters of 2003 amounted to Euro 16 million and mainly related to the positive impact of the revaluation of the Argentine Peso on U.S. Dollar-denominated debt in Argentina. In the first three quarters of 2002, a foreign exchange loss of Euro 85 million was mainly incurred related to the negative impact of the devaluation of the Argentine Peso on U.S. Dollar-denominated debt and inflation adjustment losses related to Argentine Peso-denominated debt in Argentina.

Income Taxes
The effective income tax rate, adjusted for the impact of non-tax-deductible impairment and amortization of goodwill and exceptional losses, increased to 50.9% in the first three quarters of 2003 compared to 30.0% in the same period last year. The main factor contributing to this increase in the effective tax rate was a different geographic mix of earnings, and higher losses in areas where no tax credit could be recorded.

Share in Income (Loss) of Joint Ventures and Equity Investees


                                                                  3rd Quarter             First three quarters

  X 1 million Euro                                           2003           2002           2003            2002
                                                                      (restated)                     (restated)
  European joint ventures                                     86              25            134             77
  Paiz Ahold, South America                                    2               1              6              6
  DAIH, South America                                         --              --             --           (126)
  Others                                                      --               1             (1)             1
                                                            -----           -----          -----          -----
  Total share in income (loss) of joint ventures and equity
  investees                                                   88              27            139            (42)

The share in income (loss) of joint ventures and equity investees in the first three quarters of 2003 amounted to an income of Euro 139 million, compared to a loss of Euro 42 million in the same period last year. The share in income of ICA, included in European joint ventures, increased considerably in the first three quarters of 2003 mainly as a result of a gain related to the sale and leaseback of several distribution centers.

The loss in the first three quarters of 2002 was primarily caused by losses at DAIH. The loss at DAIH of Euro 126 million reflects the losses incurred at Disco and Santa Isabel at the time that they were not consolidated, which were mainly caused by the negative impact of the devaluation of the Argentine Peso on U.S. Dollar-denominated debt, as well as inflation adjustment losses on third-party Argentine Peso-denominated debt in Argentina. The losses in the first three quarters of 2002 at DAIH were partially offset by income from ICA AB, Jeronimo Martins Retail (JMR) and Paiz Ahold in this period.

Net Income (Loss)
Net loss in the first three quarters of 2003 was Euro 42 million, compared to a net income of Euro 17 million in the same period last year. The net loss in the 2003 period was primarily caused by lower operating performance at all business segments and higher audit, legal and consultancy fees, as well as the weakening of the U.S. Dollar against the Euro and the Euro 110 million of exceptional losses related to divestments.

Net Income (Loss) after Preferred Dividends per Common Share--Basic
Net loss after preferred dividends per common share--basic amounted to Euro 0.08 per common share in the first three quarters of 2003 compared to a net loss of Euro 0.01 per common share in the same period last year.

Set forth below is a discussion of net sales and operating income for Ahold's business segments and certain other financial information.

Retail Trade - United States

                                                   3rd Quarter                     First three quarters

  x 1 million                               2003      Change       2002       2003    Change        2002
                                                       in %   (restated)                in %  (restated)
  Net sales in USD                         6,172       3.3%       5,973       20,686     3.2%     20,038
  Net sales in EUR                         5,479      (9.8%)      6,075       18,609   (14.0%)    21,632

  Operating income before impairment
  and amortization of goodwill and
  exceptional losses
  Total in USD                               236     (32.8%)        351        1,023   (10.7%)     1,146
  Total in EUR                               210     (41.2%)        357          921   (25.5%)     1,236

  As % of net sales                         3.8%                  5.9%          4.9%                  5.7%

  Operating income
  Total in USD                               233      (32.9%)      347         1,012   (10.7%)       1,133
  Total in EUR                               207      (41.4%)      353           911   (25.4%)       1,222

Third Quarter 2003
Operating income before impairment and amortization of goodwill and exceptional losses in the third quarter of 2003 decreased as a result of reduced gross margin due to increased promotional activity, particularly at Giant-Landover and Tops. Stop & Shop continued its solid performance during the quarter.

Operating income also was significantly impacted by impairment charges relating to long-lived assets and other non-recurring items. In addition, in the third quarter of 2002, real estate gains totaling Euro 29 million had a positive impact on operating income, as reported last year, versus a gain of Euro 4 million this year.

First Three Quarters 2003
The decrease in net sales in the first three quarters of 2003 was largely attributable to a lower U.S. Dollar to Euro exchange rate. U.S. Dollar net sales increased by 3.2% resulting from comparable sales growth and the opening of new stores. Identical sales increased by 0.1% and comparable sales at existing and replacement stores increased by 0.9%. At Stop & Shop and Giant-Carlisle, U.S. Dollar net sales increased by 6.6% and 7.8%, respectively. Giant-Landover and Tops experienced pressure on net sales due to the weak economy and heightened competition, resulting in only slight increases in U.S. Dollar net sales. Due to the difficult trading environment in the southeastern United States, U.S. Dollar net sales at Bruno's and BI-LO (excluding Golden Gallon) were lower.

Operating income before impairment and amortization of goodwill and exceptional losses in the first three quarters of 2003 decreased primarily as a result of the decline in the third quarter. Operating expenses at all of the companies in the U.S. retail operations were impacted by higher pension expenses, as well as continued rising health care costs. The pressure on operating expenses caused by these factors was partially offset by various cost saving initiatives.

Retail Trade - Europe


                                                 3rd Quarter                     First three quarters

  x 1 million Euro                        2003     Change       2002      2003    Change         2002
                                                    in %  (restated)               in %    (restated)
  Net sales                              2,989      0.3%       2,980     9,751      1.3%        9,626
  Operating income before impairment
  and amortization of goodwill and
  exceptional losses                        69    (13.8%)         80       154    (29.0%)         217

  As % of net sales                       2.3%        --        2.7%      1.6%                   2.3%

  Operating income                          63        --          63       137    (17.5%)         166

Third Quarter 2003
Operating income before impairment and amortization of goodwill and exceptional losses at Albert Heijn in the third quarter of 2003 decreased significantly compared to the same period in 2002. The decrease was primarily due to lower net sales and gross margins partially offset by lower operating expenses from cost reduction programs. As part of these programs, Albert Heijn is restructuring its head office and logistics functions, including through the reduction of 440 jobs.

Operating income before impairment and amortization of goodwill and exceptional losses at other Europe retail trade operations increased in the third quarter of 2003, compared to the same period in 2002. This increase was primarily due to a strong increase at Schuitema as a result of higher sales and lower operating costs. In Central Europe, operating loss before impairment and amortization of goodwill and exceptional losses increased partly due to fixed asset impairment charges related to the sale of two hypermarkets in Poland and increased operating costs due to new stores. Spain incurred a small operating loss before impairment and amortization of goodwill and exceptional losses mainly due to slightly lower gross margins and higher operating costs partly related to new stores as well as fixed asset impairment charges.

First Three Quarters 2003
Net sales at Albert Heijn in the first three quarters of 2003 decreased by 2.0% compared to the same period last year. Identical sales at Albert Heijn in the first three quarters of 2003 declined by 2.0% primarily due to lower consumer spending and a negative market sentiment towards Albert Heijn. As a result, Albert Heijn introduced a new pricing strategy in October 2003.

Net sales at other Europe retail trade operations in the first three quarters of 2003 increased by 4.1% compared to the same period last year, primarily due to strong net sales growth at Schuitema and an increase in net sales in Central Europe and Spain. Net sales were marginally offset by the disposals of Ahold's specialty stores (Jamin and De Tuinen) in The Netherlands, which were completed in the second quarter of 2003. In Central Europe and Spain, net sales increased due to the opening of new stores, however, net sales in Central Europe were negatively impacted by deflation and a negative currency impact.

Operating income before impairment and amortization of goodwill and exceptional losses in the Europe retail trade operations decreased primarily due to lower operating income at Albert Heijn. This was principally caused by lower net sales and gross margins, partially offset by lower operating expenses due to the start-up of cost reduction programs. In response to the competitive environment, Albert Heijn announced its price repositioning campaign on October 5, 2003.

Operating income before impairment and amortization of goodwill and exceptional losses at other Europe retail trade operations in the first three quarters of 2003 was almost at the same level as the comparable period of last year.

Foodservice

                                                          3rd Quarter                    First three quarters

  x 1 million                                       2003    Change        2002     2003    Change           2002
                                                             in %   (restated)                 in %     (restated)
  Net sales
  U.S. Foodservice             USD                 4,259       5.9%      4,021   13,685       1.2%          13,518
  U.S. Foodservice             EUR                 3,781      (7.6%)     4,090   12,303     (15.7%)         14,597
                               EUR                   189      (2.6%)       194      642      (3.3%)            664
  Europe Foodservice                              ------                ------   ------                     ------
  Total                        EUR                 3,970      (7.3%)     4,284   12,945     (15.2%)         15,261

  Operating income (loss) before
  impairment and amortization of goodwill
  and exceptional losses
  U.S. Foodservice             USD                   (44)   (150.6%)        87      (96)   (132.4%)            296
  U.S. Foodservice             EUR                   (40)   (144.4%)        90      (91)   (128.7%)            317
  Europe Foodservice           EUR                    (3)   (250.0%)         2        3     (75.0%)             12
                                                  -------               ------   ------                     ------
  Total                        EUR                   (43)   (146.7%)        92      (88)   (126.7%)            329

  As % of net sales                                (1.1%)                  2.1%   (0.7%)                       2.2%

  Operating income (loss)
  U.S. Foodservice             USD                   (78)   (244.4%)        54     (209)   (218.8%)            176
  U.S. Foodservice             EUR                   (70)   (225.0%)        56     (192)   (202.7%)            187
  Europe Foodservice           EUR                    (3)   (250.0%)         2        3     (75.0%)             12
                                                  -------               ------   -------                     -----
  Total                        EUR                   (73)   (225.9%)        58     (189)   (195.0%)            199

Foodservice - United States

Third Quarter 2003
The operating loss before impairment and amortization of goodwill and exceptional losses in the third quarter of 2003 was primarily due to continued substantial pressure on gross profit at U.S. Foodservice as a result of its continued focus on controlling inventory levels and, hence, reduced purchases from vendors. As a result of the latter, volume allowances, which are based on purchases from vendors and which are an offset against cost of goods sold, were reduced.

First Three Quarters 2003
Net sales at U.S. Foodservice in the first three quarters of 2003 decreased by 15.7% compared to the same period last year primarily due to a lower currency exchange rate of the U.S. Dollar against the Euro. U.S. Dollar net sales increased slightly by 1.2% due to the acquisition of Lady Baltimore and Allen Foods in September and December 2002, respectively, which contributed approximately 1.8% of the increase in net sales in the first three quarters of 2003, meaning that there has been a slight decrease in net sales excluding these acquisitions.

The operating loss before impairment and amortization of goodwill and exceptional losses was primarily due to substantial pressures on operating profit at U.S. Foodservice principally as a result of the repercussions from the accounting issues and investigations in 2003. Furthermore, U.S. Foodservice experienced a weakening of its procurement leverage as vendors raised prices and shortened payment terms, resulting in a sharp deterioration in profitability.

Food Service - Europe

Net sales at the Deli XL food service operations, located in The Netherlands and Belgium, in the first three quarters of 2003 decreased by 3.3% compared to the same period last year. This decrease was primarily due to continuing unfavorable economic circumstances.

Operating income at the Deli XL food service operations in the first three quarters of 2003 decreased by 75.0% compared to the same period last year.

Other Business Areas

                                                    3rd Quarter                   First three quarters

  x 1 million Euro                         2003        Change            2002     2003    Change       2002
                                                         in %       (restated)             in %  (restated)

  Net sales
  - South America                           511         (12.8%)          586     1,700     13.6%     1,497
  - Asia                                     78         (28.4%)          109       279    (17.7%)      339
  - Other activities                         18          63.6%            11        45     28.6%        35
                                          -----       --------         -----    ------               -----
  Total                                     607         (14.0%)          706     2,024      8.2%     1,871

  Operating income (loss) before
  impairment and amortization of goodwill
  and exceptional losses
  - South America                          (21)        (450.0%)            6       (29)  (176.3%)       38
  - Asia                                   (13)        (160.0%)           (5)      (34)   (88.9%)      (18)
  - Other activities                       (22)        (450.0%)           (4)      (67)  (281.1%)       37
                                          -----       --------         ------   -------              -----
  Total                                    (56)       (1766.7%)           (3)     (130)  (328.1%)       57

  Operating income (loss)
  - South America                         (106)       (2020.0%)           (5)     (115)   (76.9%)      (65)
  - Asia                                   (40)        (700.0%)           (5)      (61)  (238.9%)      (18)
  - Other activities                       (22)        (450.0%)           (4)      (67)      80%      (335)
                                          -----                        ------   -------              ------
  Total                                   (168)       (1100.0%)          (14)     (243)    41.9%      (418)


Retail Trade - South America
Net sales in the South America retail trade operations in the first three quarters of 2003 increased by 13.6% compared to the same period last year. This increase was mainly due to the consolidation of Disco and Santa Isabel since the second and third quarter of 2002, respectively. This increase was partially offset by the impact of the divestment of Santa Isabel's Chilean and, to a lesser extent, Paraguayan operations in July and September 2003, respectively.

The operating loss before impairment and amortization of goodwill and exceptional losses in the first three quarters of 2003 was a result of the consolidation of Disco and Santa Isabel since the second and third quarter of 2002, respectively, both of which had operating losses, and the negative impact of lower net sales and lower margins recorded at the company's Brazilian operations.

Retail Trade - Asia
Net sales in the Asia retail trade operations in the first three quarters of 2003 decreased by 17.7% compared to the same period last year. This decrease was primarily due to the disposal of operations in Malaysia and Indonesia completed in September 2003 and a decline in net sales in Thailand due to strong competition.

The increase in operating loss was primarily due to lower net sales and gross margin and to restructuring charges incurred as a result of the divestment program in Asia in the first three quarters of 2003.

Other Activities
Other activities include operations of three real estate companies which acquire, develop and manage store locations in Europe and the United States and corporate overhead costs of the Ahold parent company. The operating loss before impairment and amortization of goodwill and exceptional losses in the first three quarters of 2003 partially reflected corporate costs of Euro 124 million compared to Euro 24 million in the same period last year. The higher corporate costs in the 2003 period were mainly caused by the significant costs incurred in connection with the forensic accounting and legal investigations that have been conducted, ongoing litigation and ongoing government and regulatory investigations, as well as higher audit fees in connection with the audit of the company's 2002 financial statements. Furthermore, corporate costs increased as a result of an increase in the company's provision for self insurance and a decrease in gains from the sale of real estate compared to the same period last year.

Cash Flow Statement
Net cash from operating activities in the first three quarters of 2003 decreased by 48% compared to the same period last year, mainly as a consequence of lower operating income. Changes in working capital resulted in a cash outflow of Euro 131 million in the first three quarters of 2003 partly due to shorter payment terms imposed by certain suppliers to U.S. Foodservice as a consequence of the discovery of the accounting irregularities as announced. As a consequence, changes in accounts payable resulted in a cash outflow of Euro 532 million in the first three quarters of 2003. This was offset by a cash inflow related to changes in inventory partly as a result of U.S. Foodservices' focus on controlling inventory levels and purchases from vendors.

Investments in tangible fixed assets in the first three quarters of 2003 amounted to Euro 805 million compared to Euro 1,445 million in the same period last year. Divestments of tangible and intangible fixed assets amounted to Euro 455 million in the first three quarters of 2003 compared to Euro 318 million in the same period last year.

Shareholders' Equity
Shareholders' equity, expressed as a percentage of the balance sheet total, was 10.0% at the end of the third quarter of 2003 compared to 10.5% at year-end 2002.

Changes to shareholders' equity for 2002 and the first three quarters of 2003 were as follows:


                                                                     October 5, 2003     December 29, 2002
                                                                     ---------------     -----------------
  x 1 million Euro
  Shareholders' equity opening balance                                        2,609                 5,496

  Net income (loss)                                                             (42)               (1,208)
  Preferred dividend                                                            (29)                  (38)
  Optional Stock Dividend                                                        --                  (433)
  Exercise of stock options                                                       1                     5
  Goodwill                                                                       40                    32
  Minimum pension liability                                                      --                  (120)
  Transfer cumulative translation difference of the divestments to
  the statement of operations                                                    70                    --
  Exchange rate differences and other changes                                  (409)               (1,125)
  Shareholders' equity closing balance                                        2,240                 2,609

Debt Position
The composition of net debt at the end of the third quarter of 2003 and at year-end 2002 was as follows:

                                                                     October 5, 2003     December 29, 2002
                                                                     ---------------     -----------------
  x 1 million Euro
  Subordinated loans                                                           1,011                 1,011
  Financial lease commitments                                                  2,154                 2,224
  Other loans                                                                  6,790                 7,302
                                                                            --------              --------
  Total long-term debt                                                         9,955                10,537

  Total short-term debt                                                        2,162                 2,370
                                                                            --------              --------
  Total interest bearing liabilities                                          12,117                12,907

  Cash and interest bearing receivables                                       (1,136)               (1,313)
                                                                            --------              --------
  Total net debt                                                              10,981                11,594

The rolling interest coverage ratio at the end of the first three quarters of 2003 amounted to 1.2, compared to 2.5 at the end of the same period last year. The rolling net debt / EBITDA ratio amounted to 4.3 at the end of the third quarter of 2003, compared to 3.1 at the end of the same period last year.

Outlook for 2003
Ahold expects that its consolidated net sales in 2003, excluding currency impact, will be slightly higher than in 2002, primarily as a result of an increase in net sales in the U.S. retail trade operations resulting from comparable sales growth and the opening of new stores. This positive factor will be partially offset by the weakened global economy and strong competition in the markets that the company serves, as well as the need for management to deal with the repercussions of the announcements on February 24, 2003 and related developments. In addition, 2003 net sales will be negatively affected by completed and future divestments closed in 2003.

Operating expenses, excluding the impact of currency exchange rates and the impact of goodwill impairment and amortization and exceptional losses, are expected to be significantly higher in 2003 than in 2002. The company expects that net interest expense, excluding currency impact, will be above 2002 levels. Nevertheless, the company expects to report net income for the full year 2003, excluding the impact of any goodwill impairment and amortization that may be incurred in the fourth quarter of 2003 and excluding exceptional losses with respect to its divestments.

At the end of 2003, Ahold will evaluate the carrying amount of its goodwill for possible impairment and will determine whether any goodwill impairment charges are required to be taken. No triggering event has been identified in 2003 as of the date of this press release.

Ahold expects that it will incur exceptional losses upon completion of the divestitures of certain Latin American operations, which is expected to occur prior to the end of 2003 or in 2004. The completion of these divestitures will lead to the recognition of accumulated foreign currency translation adjustments in the statement of operations as well as in some cases the reversal of goodwill previously charged to shareholders' equity. The cumulative exchange rate differences charged to shareholders' equity at the end of the third quarter of 2003 amounted to Euro 265 million and Euro 201 million for Brazil and Argentina, respectively. The respective amounts of goodwill reversed should a transaction have taken place at the end of the third quarter of 2003 would have been Euro 255 million for Brazil and Euro 82 million for Argentina, respectively.

The performance of U.S. retail in the fourth quarter of 2003 is expected to improve compared to the third quarter partly due to seasonality. The company expects EBITA margin in the fourth quarter to improve to approximately the level achieved in the first three quarters of 2003.

At Albert Heijn, operating profit will be negatively impacted in the fourth quarter by the price repositioning announced on October 5. However, the company expects that this negative impact will be partly offset by higher volume. So far, the customer response to Albert Heijn's price repositioning has been positive.

Ahold expects its food service operations in the United States to have a clearly lower operating loss before impairment and amortization of goodwill and exceptional losses in the fourth quarter of 2003 compared to the third quarter of 2003, excluding currency impact.

US GAAP Reconciliation

The audited 2002 Financial Statements on Form 20-F filed with the U.S. Securities and Exchange Commission contains a reconciliation from Dutch GAAP to US GAAP of net income (loss) and shareholders' equity. Ahold has not provided a US GAAP reconciliation on a quarterly basis in 2003 but intends to do so in 2004.

Accounting Principles
The accounting principles applied have not changed compared to the accounting principles as stated in the Ahold 2002 Annual Report, which was published in English and Dutch, both of which have been posted on the Ahold web site (www.ahold.nl).

In November 2002, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board in the United States reached consensus on Issue No. 02-16, Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor's Products) ("EITF 02-16"). Under the consensus, cash considerations received from a vendor should be considered an adjustment to the price of the vendor's products or services and, therefore, characterized as a reduction of cost of sales when sold unless (1) the cash consideration represents a reimbursement of a specific, incremental, identifiable cost incurred in selling the vendor's products and therefore characterized as a reduction of those costs or (2) the cash consideration represents a payment for assets or services delivered to the vendor and therefore characterized as revenue.

The Company will adopt the provisions of EITF 02-16 for Dutch GAAP in the fourth quarter of 2003. The Company has not yet completed its analysis of the effect on the consolidated financial statements as a result of the adoption of EITF 02-16.

The 2002 numbers included in this press release have been restated as disclosed in note 3 of the Ahold 2002 Annual Report.

Other
The data included in this press release are unaudited. The balance sheet items as per December 29, 2002 have been derived from the Ahold 2002 Annual Report.

Definitions

o    Identical sales compare sales from exactly the same stores.
o    Comparable sales are identical sales plus results from replacement stores.
o Currency impact is the impact of using different exchange rates to translate the financial figures of subsidiaries to Euros. Where specifically indicated, the financial figures of the previous year are adjusted using the current year exchange rates.
o The interest coverage ratio is calculated as operating income excluding impairment and amortization of goodwill and exceptional losses, divided by net interest expense.
o Net debt / EBITDA: Net debt includes long- and short-term interest bearing debt, netted with loans receivable and cash and cash equivalents, divided by EBITDA excluding exceptional losses.
o Net income (loss) after preferred dividends per common share--basic is calculated as net income (loss) after preferred dividends, divided by the weighted average number of common shares outstanding during the applicable period.

Ahold Corporate Communications: +31.75.659.5720

--------------------------------------------------------------------------------
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include, but are not limited to, statements relating to Ahold's future profitability, expectations as to the amount of possible reclassifications, possible reversal of goodwill charges and possible exceptional losses, expectations as to increases in net sales and operating expenses and estimations of the factors that will cause such expected increases, statements as to the expected impact of completed and future divestments and statements as to the timing of changes in Ahold's Dutch and US GAAP reporting. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, the effect of general economic conditions, increases in competition in the markets in which Ahold's subsidiaries and joint ventures operate, fluctuations in exchange rates, the financial consolidation certain of Ahold's subsidiaries and joint ventures, the ability of Ahold to implement successfully its strategy, difficulties in complying with new accountancy pronouncements and other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
--------------------------------------------------------------------------------

ANNEX A


Consolidated Statements of Operations
-------------------------------------

x 1 million Euro (unless otherwise
indicated)

                                                         3rd Quarter                 First three quarters
                                                  2003     Change           2002       2003      Change              2002
                                                            in %      (restated)                 in %          (restated)
Net sales
   U.S. Retail                                   5,479     (9.8%)         6,075        18,609     (14.0%)          21,632
   Europe Retail                                 2,989      0.3%          2,980         9,751       1.3%            9,626
   Foodservice                                   3,970     (7.3%)         4,284        12,945     (15.2%)          15,261
   Other business areas                            607    (14.0%)           706         2,024       8.2%            1,871
                                              ---------                ---------     ---------                   ----------
      Total                                     13,045     (7.1%)        14,045        43,329     (10.5%)          48,390
                                              ---------                ---------     ---------                   ----------
Operating income before impairment
and amortization of goodwill and
exceptional losses
   U.S. Retail                                    210     (41.2%)           357           921     (25.5%)           1,236
   Europe Retail                                   69     (13.8%)            80           154     (29.0%)             217
   Foodservice                                    (43)   (146.7%)            92           (88)   (126.7%)             329
   Other business areas                           (56)  (1766.7%)            (3)         (130)   (328.1%)              57
                                              ---------                ---------     ---------                   ----------
      Total                                       180     (65.8%)           526           857     (53.4%)           1,839

Goodwill amortization                             (41)                      (58)         (131)                       (202)
Goodwill impairment                                --                        (8)           --                         (96)
Exceptional losses                               (110)                       --          (110)                       (372)
                                              ---------                ---------     ---------                   ----------
Operating income                                   29     (93.7%)           460           616     (47.3%)           1,169

Financial expense
  Net Interest                                   (221)     (0.5%)          (220)         (754)     (4.1%)            (724)
  Gain (loss) on foreign exchange                  (4)                      (14)           16                         (85)
  Other financial income and expense                2                        (1)           (3)                         (1)
                                              ---------                ---------     ---------                   ----------
      Net financial expense                      (223)      5.1%           (235)         (741)      8.5%             (810)
                                              ---------                ---------     ---------                   ----------

Income (loss) before income taxes                (194)    (186.2%)          225          (125)    (134.8%)            359
Income taxes                                       15                       (93)          (39)                       (296)
                                              ---------                ---------     ---------                   ----------
Income (loss) after income taxes                 (179)    (235.6%)          132          (164)    (360.3%)             63
Share in income (loss) of joint ventures
and equity investees                               88                        27           139                         (42)
Minority interest                                 (11)                       --           (17)                         (4)
                                              ---------                ---------     ---------                   ----------
Net income (loss)                                (102)    (164.2%)          159           (42)    (347.1%)             17

Dividends on cumulative preferred
financing shares                                   (8)                       (9)          (29)                        (29)
                                              ---------                ---------     ---------                   ----------
Net income (loss) after preferred
dividends                                        (110)    (173.3%)          150           (71)    (491.7%)            (12)
                                              ---------                ---------     ---------                   ----------

Net income (loss) after preferred
dividends per common share - basic
(Euro)                                          (0.12)    (173.2%)         0.16         (0.08)    (450.5%)          (0.01)
Weighted average number of common
shares outstanding (x 1,000) - basic           931,383       0.2%       929,483        931,247       0.7%         925,195

Net income (loss) after preferred
dividends per common share - diluted
(Euro)                                          (0.12)    (173.2%)         0.16         (0.08)    (450.5%)          (0.01)
Weighted average number of common
shares outstanding (x 1,000) - diluted         931,383       0.2%       929,927        931,247       0.5%         925,195

Average USD Exchange rate 1 USD =
Euro                                            0.8879     (12.7%)       1.0170         0.8996     (16.7%)         1.0799


Consolidated Balance Sheets
---------------------------
x 1 million Euro                                                     October 5, 2003      December 29, 2002
                                                                     ---------------      -----------------
ASSETS

Non-current assets:

Intangible assets
   Goodwill                                                                    2,729                 3,053
   Other intangible assets                                                       697                   814
                                                                                ----                  ----
     Total intangible assets                                                   3,426                 3,867

Tangible fixed assets                                                          9,833                11,043

Financial assets
   Investments in joint ventures and equity investees                            865                   851
   Deferred tax assets                                                           432                   457
   Other financial assets                                                        632                   744
                                                                                ----                  ----
     Total financial assets                                                    1,929                 2,052

Total non-current assets                                                      15,188                16,962

Current assets:

Inventory                                                                      3,380                4,235
Accounts receivable                                                            2,633                2,231
Other current assets                                                             294                  308
Cash and cash equivalents                                                        876                1,002
                                                                                ----               ------
     Total current assets                                                      7,183                7,776


TOTAL ASSETS                                                                  22,371               24,738
                                                                             -------              -------

Consolidated Balance Sheets
---------------------------
x 1 million Euro                                                   October 5, 2003     December 29, 2002
                                                                   ---------------     -----------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity                                                         2,240                 2,609

Minority interest                                                               68                    56

Provisions
   Pensions and other retirement benefits                                      658                   756
   Deferred tax liability                                                      583                   572
   Restructuring provisions                                                    119                   136
   Other provisions                                                            671                   680
                                                                            ------                ------
     Total provisions                                                        2,031                 2,144

Non-current liabilities
   Loans                                                                     7,801                 8,313
   Financial lease commitments                                               2,154                 2,224
   Other non-current liabilities                                               247                   348
                                                                            ------                ------
     Total non-current liabilities                                          10,202                10,885

Current liabilities
   Loans payable                                                             2,162                 2,370
   Accounts payable                                                          3,647                 4,480
   Other current liabilities                                                 2,021                 2,194
                                                                            ------                ------
     Total current liabilities                                               7,830                 9,044


TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                  22,371                24,738
                                                                            -------               -------





USD Exchange rate       1 USD = Euro                                       0.86363               0.95804
                                                                           -------               -------

Consolidated Statements of Cashflows
------------------------------------
                                                            3rd Quarter               First three quarters
x 1 million Euro                                            2003                2002        2003           2002
                                                                          (restated)                  (restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) before income taxes                           (194)               225         (125)          359

Adjustments for:
   Depreciation, amortization and impairments                395                453        1,202         1,441
   Gain on disposal of tangible fixed assets                 (24)               (30)         (50)          (46)
   Result on divestments of group companies                  133                 --          110            --
   Exceptional losses                                         --                 --           --           372
                                                        --------           --------     --------      --------
OPERATING CASH FLOW BEFORE CHANGES IN WORKING
CAPITAL                                                      290                648        1,137         2,126

Changes in working capital:
   Accounts receivables                                      (41)                40          (61)          196
   Other current asset s                                     (31)              (105)         (14)          (17)
   Inventory                                                 (80)               (84)         547            87
   Accounts payable                                           83               (178)        (532)         (438)
   Current liabilities                                        40                105          (73)           44
                                                        --------           --------     --------      --------
TOTAL CHANGES IN WORKING CAPITAL                             (29)              (222)        (131)         (128)

   Change in other long term assets                           19                 (2)          47           (13)
   Change in other provisions                                (12)               128           (7)           35
   Corporate income taxes paid                               (49)              (168)         (98)         (347)
   Change in other long term liabilities                     (24)                (8)         (75)           19
                                                        --------           --------     --------      --------
NET CASH FROM OPERATING ACTIVITIES                           195                376          873         1,692

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in intangible fixed assets                       (32)               (36)         (96)         (101)
Investments in tangible fixed assets                        (257)              (416)        (805)       (1,445)
Divestments of tangible fixed and intangible assets          195                208          455           318
Acquisitions of group companies                               (6)              (765)         (69)         (837)
Divestments of group companies                                69                 --           81            --
Investments in joint ventures and equity investees            (1)               (15)         (14)          (57)
Income from joint ventures and equity investees                2                 --           83            61
Proceeds from sale of joint ventures and equity investees      3                  1            5            18
Change in loans receivable                                    13                (43)          45           (84)
                                                        --------           --------     --------      --------
NET CASH FROM INVESTING ACTIVITIES                           (14)            (1,066)        (315)       (2,127)
                                                        ========           ========     ========      ========

NET CASH BEFORE FINANCING ACTIVITIES:                        181               (690)         558          (435)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in long-term debt                                    (845)               236       (1,281)          (81)
Repayment of capital lease commitments                       (29)              (25)          (55)          (78)
Change in short-term debt                                   (154)               (5)          716           183
Net proceeds from issuance of shares                          --                (2)            1             3
Dividend paid                                                 --              (121)           --          (409)
Change in minority interest                                   --                (2)           (5)           (6)
NET CASH FROM FINANCING ACTIVITIES                        (1,028)               81          (624)         (388)
                                                        --------           --------     --------      --------

NET CHANGE IN CASH AND CASH EQUIVALENTS                     (847)             (609)          (66)         (823)

Cash and cash equivalents at beginning of period           1,752             1,355         1,002         1,698
Cash acquired in business acquisitions                        --                16             1            47
Cash divested through sale of companies                       (1)               --            (2)           --
Effect of exchange rate differences on
cash and cash equivalents                                    (29)              120           (61)          (40)
                                                        --------           --------     --------      --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                   876               882           876           882
                                                        --------           --------     --------      --------

ANNEX B

Operating income before impairment and amortization of goodwill and exceptional losses is a non-GAAP financial measure. Ahold believes that operating income before impairment and amortization of goodwill and exceptional losses is a relevant and useful measure as it provides a more meaningful comparison of Ahold's underlying operating performance between periods. It is also a measure used by Ahold management to assess the effectiveness of its operating strategies and to evaluate its operating performance trends in different periods. Operating income before impairment and amortization of goodwill and exceptional losses, as defined herein, may not be comparable to similarly titled measures reported by other companies. It should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with Dutch GAAP.

Reconciliation of operating income (loss) to operating income (loss) before impairment and amortization of goodwill and exceptional losses

                                                        Third Quarter of 2003
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Operating income/(loss)
                                                                                                    before impairment and
       Business                               Operating   Goodwill    Goodwill     Exceptional     amortization of good will
       segments                                income/   impairment  amortization  losses            and exceptional losses
                                               (loss)
x 1 million
----------------------------------------------------------------------------------------------------------------------------------
U.S. Retail                        USD          233        --           3            --                  236
U.S. Retail                        EUR          207        --           3            --                  210

Europe Retail                      EUR           63        --           7            (1)                  69

U.S. Foodservice                   USD          (78)       --          34            --                  (44)
U.S. Foodservice                   EUR          (70)       --          30            --                  (40)
Foodservice Europe                 EUR           (3)       --          --            --                   (3)
                                              -----     -----       -----         -----                -----
Total Foodservice                  EUR          (73)       --          30                                (43)

South America                      EUR         (106)       --           1            84                  (21)
Asia                               EUR          (40)       --          --            27                  (13)
Other activities                   EUR          (22)       --          --            --                  (22)
                                              -----     -----       -----         -----                -----
Total other business
areas                              EUR         (168)       --           1           111                  (56)

Total Ahold                        EUR           29        --          41           110                  180
------------------------------------------------------------------------------------------------------------------------------------

                                                        Third Quarter of 2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Operating income/(loss)
                                                                                                      before impairment and
       Business                              Operating     Goodwill    Goodwill      Exceptional      amortization of good will
       segments                               income/     impairment   amortization    losses         and exceptional losses
                                              (loss)
x 1 million
-----------------------------------------------------------------------------------------------------------------------------------
U.S. Retail                        USD          347          --           4             --                351
U.S. Retail                        EUR          353          --           4             --                357

Europe Retail                      EUR           63          --          17             --                 80

U.S. Foodservice                   USD           54          --          33             --                 87
U.S. Foodservice                   EUR           56          --          34             --                 90
Foodservice Europe                 EUR            2          --          --             --                  2
                                              -----       -----       -----          -----              -----
Total Foodservice                  EUR           58          --          34                                92

South America                      EUR           (5)          8           3             --                  6
Asia                               EUR           (5)         --          --             --                 (5)
Other activities                   EUR           (4)         --          --             --                 (4)
                                              -----       -----       -----          -----              -----
Total other business
areas                              EUR          (14)          8           3             --                 (3)

Total Ahold                        EUR           460          8           58            --                526
------------------------------------------------------------------------------------------------------------------------------------

                                                        First three quarters of 2003
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Operating income/(loss)
                                                                                                      before impairment and
       Business                              Operating     Goodwill    Goodwill      Exceptional      amortization of good will
       segments                               income/     impairment   amortization    losses         and exceptional losses
                                              (loss)
x 1 million
-----------------------------------------------------------------------------------------------------------------------------------
U.S. Retail                        USD        1,012           --          11             --               1,023
U.S. Retail                        EUR          911           --          10             --                 921

Europe Retail                      EUR          137           --          18            (1)                 154

U.S. Foodservice                   USD         (209)          --         113             --                 (96)
U.S. Foodservice                   EUR         (192)          --         101             --                 (91)
Foodservice Europe                 EUR            3           --          --             --                   3
                                             ------       ------      ------         ------              ------
Total Foodservice                  EUR         (189)          --         101                                (88)

South America                      EUR         (115)          --           2             84                 (29)
Asia                               EUR          (61)          --          --             27                 (34)
Other activities                   EUR          (67)          --          --             --                 (67)
                                             ------       ------      ------         ------              ------
Total other business
areas                              EUR         (243)          --           2            111                (130)

Total Ahold                        EUR          616           --         131            110                 857
------------------------------------------------------------------------------------------------------------------------------------


                                                        First Three quarters of 2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Operating income/(loss)
                                                                                                      before impairment and
       Business                              Operating     Goodwill    Goodwill      Exceptional      amortization of good will
       segments                               income/     impairment   amortization    losses         and exceptional losses
                                              (loss)
x 1 million
-----------------------------------------------------------------------------------------------------------------------------------
U.S. Retail                        USD        1,133           --          13             --               1,146
U.S. Retail                        EUR        1,222           --          14             --               1,236

Europe Retail                      EUR          166           --          51             --                 217

U.S. Foodservice                   USD          176           --         120             --                 296
U.S. Foodservice                   EUR          187           --         130             --                 317
Foodservice Europe                 EUR           12           --          --             --                  12
                                             ------       ------      ------         ------              ------
Total Foodservice                  EUR          199           --         130                                329

South America                      EUR          (65)          96           7             --                  38
Asia                               EUR          (18)          --          --             --                 (18)
Other activities                   EUR         (335)          --          --            372                  37
                                             ------       ------      ------         ------              ------
Total other business
areas                              EUR         (418)          96           7            372                  57

Total Ahold                        EUR        1,169           96         202            372               1,839
------------------------------------------------------------------------------------------------------------------------------------
